Exhibit 99.1

FOURTH QUARTER AND FULL YEAR 2018

CONSOLIDATED RESULTS

Santiago, Chile, March 18, 2019 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (IPSA: Conchatoro), global leading winery and the main producer and exporter of Chilean wine, announced today consolidated financial results, stated under IFRS, for the period ended December 31, 2018.

Consolidated figures of the following analysis are expressed in Chilean pesos, in accordance with reporting standards of the Financial Markets Commission of Chile. For a better understanding of results, we also disclose some variations on constant currency basis, i.e. where figures for 2017 were translated into Chilean pesos using exchanges rate recorded in the same period of 2018.

In 2018 and 2017, the Company recorded non-recurring expenses and costs (NRI) related to the internal restructuring process. For a better understanding of results, we also present in a comparative form, information of results excluding the aforementioned items. Thus, throughout this document, references to “Adjusted” data should not be understood as the reported data, but the one in which the referred costs and expenses have been isolated.

The adoption of a new accounting rule, IFRS 15, has an impact on revenue recognition, reducing revenues for Ch$10,446 million in 4Q17, Ch$7,621 million in 4Q18, Ch$30,269 in 12M17, and Ch$26,631 million in 12M18. This impact is offset at the distribution cost line, thus leaving the Operating Income untouched.

4Q18 Highlights

•	Consolidated revenue was Ch$183,375 million (+2.2%). Wine sales increased 8.2%, driven by higher average price, mix improvement, and favorable f/x.

•	EBITDA was Ch$25,916 millon and adjusted EBITDA was Ch$29,435 million, with a decline of 13,0% on a reported basis and an increase of 1.4% in adjusted terms.

•	Net profit was Ch$11,531 million, down 41,1%. The bottom line was affected by restructuring costs and expenses, higher distribution costs, the absence of Real Estate income, and lower exchange differences.

12M18 Highlights

•	Consolidated revenue was Ch$614,129 million (+0.1%). Wine sales increased 2.7%, mainly on higher average prices.

•	EBITDA was Ch$86,025 million (-0.3%). Adjusted EBITDA was Ch$89,297 million (+0.2%).

•	Net profit was Ch$49,111 million, down 0.9%.

CEO Comments

During the last part of the year, we have continued to make progress in the 2022 strategic plan, initiated in 2017, when we set as main objectives the recovery of growth with focus on value and profitability. In 2018 we have completed the restructuring process for production, logistics, and support areas, which has been translated into significant savings and operative synergies.

Additionally, the year was marked by the implementation of a new commercial strategy, with major implications, such as a transformation of the commercial structure, in order to serve our markets in a more specialized way; we have created new roles to strengthen brand positioning and a correct route to market. Regarding our products, we are working with a brand matrix, which has allowed us to focus on priority brands, comprised by Principal and Invest categories, with the highest relevance and growth potential. On the other hand, we have carried out a rationalization of our portfolio, exiting from such brands that did not perform according to profitability requirements and added complexity to our operations. This process has not been free of difficulties; it involved a deep internal reorganization, but we have carried it out with the conviction that they were required to achieve our ambitious objectives.

Results for the year, and in particular for the quarter, are coherent with the new strategy and reflect adjustments and the impact of its implementation. The repositioning of our brands has been translated into an increase in the average price across our markets. This, coupled by favorable f/x, and the integration of the distribution in USA, has resulted in an 8.2% increase in revenue of the wine segment in the quarter. On the other hand, the Other operating segment had a drop of 52.8%, following the termination of the distribution agreement for Diageo’s liquors in the domestic market of Chile. With this, the consolidated revenue had a growth rate of 2.2%.

In Chile’s domestic market, wine sales grew 12.7% in value in the quarter, resulting from higher volume, led by the premium wine, and higher average price. In Export Markets, sales increased 8.0%, on a higher average price and favorable f/x rates. Exports volume had a decline, explained mainly by a transitory impact from the closure of a bottling plant, the deliberated exit from certain brands, and a strike in the main port of Valparaiso.

Fetzer Vineyards continued to have a positive performance in terms of sales mix and margin improvement, as a result of its focus on the highest-end brands, price repositioning, and the generation of operational efficiencies. Sales in the domestic market increased 11.5%, and direct exports grew 17.6%.

In Argentina, total exports increased 50.7% in value (Ch$), mainly from an important growth at the distribution offices. Volume was driven by Trivento Reserve, growing in key markets, such as United Kingdom. Volume decreased in direct exports, as well as in the domestic market, aligned with the commercial focus.

In 4Q18, our operation faced a higher cost of wine than in the 4Q17, and the Real Estate area did not register sales of assets, as it did in the comparable period. This was offset in part by higher prices and a more favorable f/x. EBITDA was Ch$25,916 million, with a decline of 13.0%. Excluding restructuring costs and expenses and revaluation of assets, the adjusted EBITDA grew 1.4%. EBITDA margin was 14.1% and 16.1% in adjusted terms. Net income was Ch$11,531 million, decreasing 41.1% YoY, and Ch$15,050 million in adjusted terms.

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Fourth Quarter 2018 Results

1.	Revenue

Revenue totaled Ch$183,375 million, increasing 2.2% YoY, reflecting 8.2% higher wine sales and a decline in Other operating segment of 52.8%. Wine sales had a positive performance in Chile’s domestic market and in Fetzer Vineyards. In Export markets, sales grew reflecting a higher average price, favorable currency effects, and the integration of the distribution in USA. This was offset in part by a lower volume, mainly in non-priority brands, as part of the new commercial strategy, among others. Sales at New business declined 55.5%, on the ending of the distribution contract for Diageo’s spirits.

Sales(1) (Ch$ million)		4Q18	4Q17(6)	Chg (%)	12M18	12M17(6)	Chg (%)
Export Markets(2)		126,412	117,099	8.0%	404,701	398,428	1.6%
Chile Domestic Market - Wine		20,112	17,838	12.7%	79,473	69,284	14.7%
Argentina Domestic Market		1,121	2,130	-47.4%	5,261	8,276	-36.4%
Argentina Exports(3)		2,862	2,814	1.7%	12,358	14,569	-15.2%
USA Domestic Market		22,547	20,220	11.5%	64,151	62,035	3.4%
USA Exports(3)		2,022	1,719	17.6%	7,756	6,194	25.2%
Wine Operating Segment		175,077	161,820	8.2%	573,699	558,786	2.7%
New Business(4)		5,855	13,166	-55.5%	31,510	43,138	-27.0%
Other Revenues		2,443	4,405	-44.5%	8,920	11,592	-23.0%
Other Operating Segment		8,298	17,571	-52.8%	40,430	54,730	-26.1%
Total Sales		183,375	179,391	2.2%	614,129	613,515	0.1%

Volume(1) (thousand liters)		4Q18	4Q17	Chg (%)	12M18	12M17	Chg (%)
Export Markets(2)		58,899	64,435	-8.6%	199,618	214,798	-7.1%
Chile Domestic Market - Wine		16,325	15,452	5.7%	68,293	65,730	3.9%
Argentina Domestic Market		1,284	1,674	-23.3%	5,469	6,808	-19.7%
Argentina Exports(3)		1,174	1,353	-13.2%	4,924	6,777	-27.3%
USA Domestic Market		5,325	5,568	-4.4%	16,672	17,439	-4.4%
USA Exports(3)		618	603	2.5%	2,291	2,055	11.5%
Wine Operating Segment		83,625	89,085	-6.1%	297,267	313,608	-5.2%
New Business(4)		4,255	6,355	-33.0%	17,602	20,616	-14.6%
Other Operating Segment		4,255	6,355	-33.0%	17,602	20,616	-14.6%
Total Volume		87,880	95,440	-7.9%	314,868	334,224	-5.8%

Average Price(5) (per liter)		4Q18	4Q17(6)	Chg (%)	12M18	12M17(6)	Chg (%)
Export Markets(2)	(US$)	3.38	3.12	8.3%	3.36	3.08	9.0%
Chile Domestic Market - Wine	(Ch$)	1,224	1,157	5.8%	1,147	1,056	8.6%
Argentina Domestic Market	(US$)	1.48	2.38	-37.5%	1.79	2.45	-27.1%
Argentina Exports(3)	(US$)	3.64	3.56	2.1%	3.88	3.61	7.4%
USA Domestic Market	(US$)	6.22	5.82	6.8%	5.92	5.58	6.1%
USA Exports(3)	(US$)	4.81	4.51	6.7%	5.27	4.65	13.3%

(1) Includes bulk wine sales. (2) Includes exports to third parties from Chile, and sales through the Company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico) from Chile, Argentina, and USA. (3) Excludes sales through the Company’s distribution subsidiaries. For a better understanding of sales by origin, in particular for Argentina, we provide a more complete disclosure, including direct exports and exports through distribution subsidiaries in sections 1.1.3 and 1.1.4. (4) Includes sales of beer and liquors. (5) Excludes bulk wine sales. (6) 2018 financial data are provided in accordance with IFRS 15, effective since January 1, 2018. In order to ensure a meaningful comparison with 2017, 2017 figures have been restated accordingly. The adoption of IFRS 15 rules had a negative impacto n sales, amounting Ch$10,446 million in 4Q17, Ch$7,621 million in 4Q18, Ch$30,269 in 12M17, and Ch$26,631 million in 12M18.

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1.1.	Wine Operating Segment

1.1.1.	Export Markets

Export sales from Chile and distribution subsidiaries totaled Ch$126,412 million, increasing 8.0%, as a result of higher prices, favorable f/x, and lower volume.

In this quarter, sales volume in export markets declined 8.6%, mainly reflecting the new commercial strategy, focused on Premium brands in the Principal and Invest categories. The decline in volume of Non-premium brands represented 95% of the total decrease in volume in this quarter. Additionally, volume was impacted by a productive transition, after the closure of Lo Espejo plant, and also by a port workers’ strike in Valparaiso, that slowed down shipments in December, affecting direct exports sales.

Sales value measured in US dollar increased 17.7% in USA, recognizing higher sales prices from the integration of the distribution business in USA. In Europe, it increased 5.2%, fostered by an increase of 11% in United Kingdom, principal destination of the Company’s exports. Central America and Caribbean grew 6.6%, driven by Mexico. Asia recorded a decline of 11.9%, mainly explained by the difficulties in production and shipping mentioned above. Canada and South America had declines of 4.0% and 8.8%, respectively.

Regarding the exchange rate effect, in the quarter the average Chilean peso depreciated against the US dollar (6.8%), Sterling pound (3.8%), Euro (3.8%), Norwegian krone (3.5%), Canadian dollar (3.1%), and Mexican peso (2.6%). The Chilean peso appreciated against the Brazilian Real (9.3%), and Swedish krona (1.4%).1

Wine Sales in Export Markets, Value by Region

4Q18

1 Based on data provided by the Central Bank of Chile.

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1.1.2.	Chile Domestic Market – Wine

Sales grew 12.7%, totaling Ch$20,112 million as a result of higher average price (+5.8%) and higher volume (+5.7%).

Premium volume grew 15.3% in line with the trend seen in the past quarters, led by Casillero del Diablo brand, that grew 14.3% and a successful launch of Diablo product. Non-Premium volume increased 4.5%, with a higher average price.

1.1.3.	Argentina

Revenue from the operation in Argentina reflect its reorientation towards key markets, the exit from products with a low profitability, and exchange rates fluctuations impacting domestic sales.

Total exports from Argentina, comprising direct exports and exports through distribution subsidiaries grew 50.7%, as result of increases for 117.6% in exports through distribution subsidiaries and 1.7% in direct exports. Sales volume grew 35.3%, reflecting an increase of 75.4% in distribution offices, led by United Kingdom, and a decrease of 13.2% in direct exports.

In the domestic market, that represent 1% of consolidated sales, sales declined 47.4% in Chilean pesos (average CLP/ARS dropped 49% YoY) and the volume decreased 23.3%.

Argentina Sales (Ch$ million)	4Q18	4Q17	Chg (%)
Exports	7,344	4,873	50.7%
Third parties	2,862	2,814	1.7%
Distribution offices	4,481	2,059	117.6%
Domestic Market	1,121	2,130	-47.4%
Total Argentina	8,465	7,003	20.9%

Argentina Volume (th. liters)	4Q18	4Q17	Chg (%)
Exports	4,044	2,989	35.3%
Third parties	1,174	1,353	-13.2%
Distribution offices	2,870	1,636	75.4%
Domestic Market	1,284	1,674	-23.3%
Total Argentina	5,328	4,664	14.2%

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1.1.4.	USA (Fetzer Vineyards & Excelsior)

In Fetzer Vineyards, the domestic sales increased 11.5%, reflecting higher prices, favorable f/x, and a lower sales volume.

Domestic sales of bottled wine increased 4.4% in US dollar terms, resulting from an increase of 6.8% in the average price to US$6.2 per liter, and a decline of 1.8% in volume. This is in line with the focus on priority brands and the exit from less-profitable products.

Differently from 2017, in 4Q18 the Company did not sell bulk wine, which are sporadic sales and are not a focus of the business.

Fetzer Vineyards’ direct exports increased 17.6% and exports to distribution offices declined 43.0%, reflecting strategic sourcing changes and the exit from less-profitable products. Average prices increased 6.7%, to US$4.8 per liter.

Fetzer Vineyards Sales (Ch$ million)	4Q18	4Q17	Chg (%)
Domestic Market	22,547	20,220	11.5%
Exports	2,832	3,140	-9.8%
Third parties	2,022	1,719	17.6%
Distribution offices	810	1,421	-43.0%
Total Fetzer Vineyards	25,379	23,360	8.6%

Fetzer Vineyards Volume (th. liters)	4Q18	4Q17	Chg (%)
Domestic Market	5,325	5,568	-4.4%
Exports	875	1,329	-34.1%
Third parties	618	603	2.5%
Distribution offices	257	726	-64.6%
Total Fetzer Vineyards	6,200	6,897	-10.1%

1.2.	Other Operating Segment

Other operating segment decreased 52.8% in the quarter, on lower revenues at the New Business segment and Other Revenues. Liquors sales declined 99.5%, reflecting the end of the distribution agreement with Diageo. This was partly offset by higher revenues of Premium beer, such as Miller (+13.9), Kross (+11.4%), and the recently launched Estrella Damm.

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2.	Cost of Sales

The Cost of sales decreased 2.0% to Ch$118,587 million. This decline is mainly explained by a lower sales volume. The ratio Cost of sales to sales was 64.7%, 280bp lower than in the same quarter in 2017. In the quarter, the Company recognized extraordinary costs for Ch$413 million, mainly severance payments related to the ongoing restructuring process2. The comparable figure was Ch$297 million in 4Q17.

3.	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses (distribution costs and administrative expenses) were Ch$45,551 million in the quarter, equivalent to 24.8% of sales. In 4Q18 the Company recognized extraordinary restructuring expenses (consultancy fees and severance payments) for Ch$1,608, equivalent to 0.9% of sales. Additionally, the integration of the distribution business in USA contributed an increase of Ch$1,823 million in SG&A, equivalent to 1% of sales. Moreover, in Argentina, a new export tax of $3 ARS per dollar was introduced in September 2018, which contributed an increase of Ch$585 million in SG&A.

Excluding restructuring expenses, the adjusted SG&A totaled Ch$43,943 million2, an increase of 12.3%. Adjusted SG&A/sales was 24.0%, 210bp above the adjusted figure of 21.8% in 4Q17. This mainly reflects the integration of the distribution business in USA and currency impact on expenses of subsidiaries.

4.	Other Income and Expense

Other income and expense recorded a loss for Ch$1,035 million in 4Q18, as opposed to a gain for Ch$4,484 million in 4Q17, mainly from the revaluation of investments for Ch$2.485 million, and income of Ch$1,961 million in the Real Estate area, which did not repeat in 4Q18.

Other income and expense, adjusted by extraordinary expenses related to the closure of Lo Espejo plant, recorded a gain of Ch$462 million in 4Q18. The comparable figure in 2017 amounted Ch$1,999 million.

5.	Operating Profit

Profit from operating activities was Ch$18,203 million, decreasing 18.6% from Ch$22,371 million registered in 4Q17. The operating margin was 9.9%, versus 12.5% in 4Q17.

The decline in the operating profit is totally explained by: (i) NRI, corresponding to costs and expenses related to the internal restructuring for Ch$2,021 million in 4Q18 vs. Ch$1,722 million in 4Q17, and income from the revaluation of investments (Kross) in 4Q17 for Ch$2,485 million. These items are adjusted in the tables of page 16; (ii) Income from the sale of Real Estate assets in 4Q17 amounting Ch$1,961 million, which are not adjusted in tables of page 16.

2 In order to facilitate analysis, in page 16 an Adjusted Income Statement is provided. Adjustments comprise restructuring costs and expenses, and other non-recurring expenses (NRI).

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Excluding NRI (i), 4Q18 adjusted profit from operating activities reached Ch$21,721 million, 0.5% higher than the adjusted figure for 4Q17. This result reflects a higher average price and favorable f/x effect, offsetting a lower dilution of expenses in a context of lower volume and increased cost of wine, and the absence of Real Estate income. The adjusted operating margin was 11.8% in 4Q18, 20bp below the figure in 4Q17.

6.	EBITDA

EBITDA (profit from operating activities plus depreciation and amortization expenses) was Ch$25,916 million in 4Q18, 13.0% below the figure of 4Q17. EBITDA margin was 14.1%, 250bp below the figure in 4Q17. Excluding NRI, adjusted EBITDA reached Ch$29,435 million, 1.4% above the adjusted figure in 4Q17. Adjusted EBITDA margin was 16.1% in 4Q18 (-10 bp).

7.	Non-Operating Profit

In 4Q18, Non-operating profit was a Ch$2,569-million loss, which compares to a gain of Ch$1,464 million in 4Q17. This is mainly explained by lower exchange differences, for Ch$570 million in the quarter, compared with Ch$3,523 million in 4Q17.

Financial costs, net of financial income and adjustment units was Ch$3,168 million, with an increase of 20.9%, and reflecting a higher financial debt balance following a debt placement in January 2018, in a context of debt restructuring, driven by lower long-term interest rates.

8.	Income Tax Expense

In the period, Income tax expense was Ch$3,500 million, lower than the figure of Ch$3,861 million in 4Q17, on a lower income before tax.

9.	Profit and Earnings per Share (EPS)

Profit attributable to owners was of parent was Ch$11,531 million, with a decline of 41.1%. Excluding extraordinary items, Profit was Ch$15,050 million, with a decline of 20.1%. This is largely explained by a lower Non-Operating profit. Net margin was 6.3% in 4Q18, below the figure of 10.9% in 4Q17 (-460bp), and in adjusted terms, net margin was 8.2%, 230 bps below the figure of 10.5% in 4Q17.

Based on 747,005,982 weighted average shares, Viña Concha y Toro’s earnings per share totaled Ch$15.44, below the Ch$26.23 per share recorded in the same period of the previous year.

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12M18 Results

1.	Revenue

Revenue totaled Ch$614,129 million, in line with the level of 2017 (+0.1%). The wine segment had an increase of 2.7% and non-wine had a decline of 26.1%. Sales at the wine segment showed higher average prices and lower volume in external markets, which is in line with the implementation of a new commercial strategy, focused on brands and markets with the highest profitability. They also reflect lower volume in 4Q18, which was impacted by a productive transition, after the closure of Lo Espejo plant, and by a port workers’ strike in Valparaiso, that slowed down shipments.

1.1.	Wine Operating Segment

1.1.1.	Export Markets

Exports from Chile and distribution subsidiaries totaled Ch$404,701 million, increasing 1.6%. Reflecting our strategy focused on the positioning of our brands, the integration of the distribution business in USA, and the rationalization of the portfolio, the average price increased 9.0% in US dollar. Sales volume declined 7.1%, reflecting the abovementioned impacts of productive transition, and the port strike.

In export regions, sales in US dollar terms increased 19.0% in USA (partly on higher prices to third parties, following the integration of the distribution business.), 5.5% in Europe, 7.1% in Central America and Caribbean, and 1.1% in Canada. Exports declined South America (-10.7%), Asia (-8.0%), and Others in Africa and Middle East (-17.1%).

Regarding the exchange rate effect, in the period the average Chilean peso appreciated against the US dollar (1.3%), Brazilian Real (15.5%), Mexican peso (3.2%), Swedish krona (3.1%), and Canadian dollar (1.2%). The Chilean peso depreciated against the Euro (3.1%), Sterling pound (2.2%), and Norwegian krone (0.3%).3

Wine Sales in Export Markets, Value by Region

12M18

3 Based on data provided by the Central Bank of Chile

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1.1.2.	Chile Domestic Market – Wine

Sales increased 14.7%, totaling Ch$79,473 million, from higher average price (+8.6%) and higher volume (+3.9%).

Premium bottled wine grew 13.3% in volume, with a positive performance of such priority brands as Casillero del Diablo, Conosur Bicicleta, and Marques de Casa Concha, which growth rates were 10.4%, 15.6%, and 5.9%, respectively.

1.1.3.	Argentina

Sales from the Argentine operation (including shipments to distribution subsidiaries) totaled Ch$30,820 million, down 5.5%.

Total exports from Argentina, comprising direct exports and exports through distribution subsidiaries increased 5.0%, as result of 35.1% growth rate at distribution subsidiaries, partly offset by a decline of 15.2% in direct exports.

In the domestic market, which represents 1% of consolidated revenue, sales declined 36.4%, on adverse currency movements and lower volume. This reflects a scenario of price increases and the exit from lower-end, less-profitable products.

Argentina Sales (Ch$ million)	12M18	12M17	Chg (%)
Exports	25,559	24,343	5.0%
Third parties	12,358	14,569	-15.2%
Distribution offices	13,201	9,774	35.1%
Domestic Market	5,261	8,276	-36.4%
Total Argentina	30,820	32,619	-5.5%

Argentina Volume (th. liters)	12M18	12M17	Chg (%)
Exports	14,171	14,549	-2.6%
Third parties	4,924	6,777	-27.3%
Distribution offices	9,247	7,772	19.0%
Domestic Market	5,469	6,808	-19.7%
Total Argentina	19,640	21,358	-8.0%

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1.1.4.	USA (Fetzer Vineyards)

Sales of the subsidiary based in USA, Fetzer Vineyards, reached Ch$77,039 million, with an increase of 3.4%, reflecting a higher average price and a lower volume.

Domestic sales grew 3.4%, from a 6.1% higher average price, reaching US$5.9 per liter, and a 1.7% decline in bottled volume. Differently from 2017, in 2018 the Company did not sell bulk wine.

Fetzer Vineyards’ direct exports increased 25.2% and exports to distribution offices declined 18.2%, reflecting the new commercial strategy, which is translated into higher prices and the exit from non-priority products.

Fetzer Vineyards Sales (Ch$ million)	12M18	12M17	Chg (%)
Domestic Market	64,151	62,035	3.4%
Exports	12,889	12,470	3.4%
Third parties	7,756	6,194	25.2%
Distribution offices	5,132	6,275	-18.2%
Total Fetzer Vineyards	77,039	74,504	3.4%

Fetzer Vineyards Volume (th. liters)	12M18	12M17	Chg (%)
Domestic Market	16,672	17,439	-4.4%
Exports	4,727	5,497	-14.0%
Third parties	2,291	2,055	11.5%
Distribution offices	2,436	3,442	-29.2%
Total Fetzer Vineyards	21,398	22,937	-6.7%

1.2.	Other Operating Segment

Other operating segment decreased 27.0% in the period, mainly on lower revenues at the New Business segment following the end of the distribution agreement with Diageo. This was partly offset by higher revenues of Premium beer, such as Miller, Kross, and the recently launched Estrella Damm.

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2.	Cost of Sales

Cost of sales was Ch$409,393 million, 0.6% below the figure of the previous year, reflecting a lower sales volume, in a context of a higher cost of wine in 2018. The cost of sales to sales ratio was 66.7%, 50bp lower than in the same period of 2017

In the period, the Company recognized extraordinary costs for Ch$2,035 million related to the ongoing restructuring process4. The figure was Ch$1,430 million in 12M17.

3.	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses (distribution costs and administrative expenses) were Ch$149,127 million in the period, 3.5% above the figure of 12M17. As a percentage of sales, SG&A was 24.3% in the period, 80bp above the figure of 12M17, reflecting a lower dilution of expenses on a lower volume, and the integration of the distribution business in USA from July 2018.

In 12M18 and 12M17 the Company recognized extraordinary restructuring expenses (consultancy fees and severance payments) for Ch$5,192 million and Ch$3,880 million, respectively. Excluding these expenses, adjusted SG&A totaled Ch$143,934 million in 2018, an increase of 2.6%. Adjusted SG&A/sales was 23.4%, 60bp above the adjusted figure in 2017. 4

4.	Other Income and Expense

Other income net of Other expense totaled Ch$4,548 million in 12M18, 1.0% below the figure of Ch$4,594 million in 12M17. in adjusted terms, this line amounted Ch$592 million in 2018 and Ch2,109 million in 2017. Adjustments are: (i) Extraordinary income from investments revaluation, which amounted Ch$6,218 million in 2018 and $2,485 million in 4Q17; (ii) extraordinary expenses amounting Ch$2,263 million in 4Q18, related to the closure of Lo Espejo plant, and other restructuring items.

Additionally, in 2017 the sale of Real Estate assets contributed with Ch$1,961 million to Other income. This item is not included in NRI adjustments.

5.	Operating Profit

Profit from operating activities was Ch$60,007 million, 3.1% below the figure of 12M17. The operating margin was 9.8% in 12M18, 30bps below the figure of 10.1% in 2017.

Excluding NRI, adjusted profit from operating activities was Ch$63,279 million, decreasing 2.3% from the adjusted figure in 12M17, largely reflecting a higher cost of wine, higher SG&A, and lower volume, as well the absence of income at the Real Estate area. Adjusted operating margin was 10.3% in 12M18, 20bp below the figure in 12M17.

4 In order to facilitate analysis, in page 16 an Adjusted Income Statement is provided. Adjustments comprise restructuring costs and expenses, and other non-recurring expenses (NRI).

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6.	EBITDA

EBITDA (profit from operating activities plus depreciation and amortization expenses) was Ch$86,025 million in 12M18, in line with the figure of Ch$86,267 million in 12M17 (-0.3%). EBITDA margin was 14.0%, in line with the margin in 12M17 (-10bp).

Excluding NRI, adjusted EBITDA was Ch$89,297 million, 0.2% above the adjusted figure in 12M17. Adjusted EBITDA margin was 14,5% in 12M18, in line with the figure in 12M17.

7.	Non-Operating Profit

In 12M18, Non-operating profit was Ch$1,488 million, lower than the figure of Ch$1,798 million in 12M17, mainly explained by higher financial expenses and a lower share of profit of associates.

Financial costs net of financial income and adjustment units were Ch$11,739 million in the period, increased 16.9% above 12M17, reflecting an increase in financial debt through a bond placement in January of 2018, in a context of debt restructuring, driven by lower long-term interest rates.

8.	Income Tax Expense

For the period, Income tax expense was Ch$11,394 million, 17.0% lower than the figure of Ch$13,720 million in 12M17, mainly on lower profit before taxes and lower taxes in USA and Argentina.

9.	Profit and Earnings per Share (EPS)

Profit attributable to owners of parent was Ch$49,111 million, 0.9% below the figure for 2017. Net margin was 8.0% in 12M18, vs. 8.1% in 12M17 (-10 bp).

Based on 747,005,982 weighted average shares, Viña Concha y Toro’s earnings per share totaled Ch$65.74, 0.9% below the Ch$66.36 per share recorded in the previous year.

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Statement of Financial Position as of December 31, 2018

Assets

As of December 31, 2018, Viña Concha y Toro’s assets totaled Ch$1,146,168 million, 8.5% above the figure as of December 31, 2017.

Liabilities

As of December 31, 2018, Net financial debt amounted Ch$258,713 million, increasing Ch$28,056 million, 12.2% when compared to the figure as of December 31, 2017. This reflects currency fluctuations increasing USD-denominated debt and new investments funding.

Net Financial Debt is calculated as Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

* * * * *

About Viña Concha y Toro

Founded in 1883, Viña Concha y Toro is the leading Latin American wine maker, and a one of the world’s largest wine company. It holds around 12,000 hectares of vineyards in Chile, Argentina, and United States, and its wine portfolio includes iconic brands, such as Don Melchor and Almaviva, its flagship brand Casillero del Diablo, Trivento from Argentina, and Fetzer and Bonterra brands from California.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. With respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There is a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

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Income Statement5

(Ch$ thousand)	4Q18	4Q17	Chg (%)		12M18	12M17	Chg (%)

Revenue	183,375,192	179,390,609	2.2%		614,128,905	613,515,357	0.1%
Cost of sales	(118,587,238)	(120,946,652)	(2.0%)		(409,542,596)	(412,079,217)	(0.6%)
Gross profit	64,787,954	58,443,957	10.9%		204,586,309	201,436,140	1.6%
Gross margin	35.3%	32.6%	280	bp	33.3%	32.8%	50	bp

Other income	1,209,226	6,605,672	(81.7%)		8,549,635	7,631,410	12.0%
Distribution costs	(37,874,180)	(35,206,850)	7.6%		(114,151,288)	(113,007,625)	1.0%
Administrative expense	(7,676,400)	(5,350,408)	43.5%		(34,975,242)	(31,110,407)	12.4%
Other expense by function	(2,243,913)	(2,121,419)	5.8%		(4,002,077)	(3,037,270)	31.8%
Profit (loss) from operating activities	18,202,687	22,370,952	(18.6%)		60,007,337	61,912,248	(3.1%)
Operating margin	9.9%	12.5%	(250	bp)	9.8%	10.1%	(30	bp)

Financial income	132,066	31,358	321.2%		924,066	570,531	62.0%
Financial costs	(3,058,882)	(2,612,866)	17.1%		(11,647,790)	(9,985,677)	16.6%
Share of profit (loss) of associates and joint ventures using equity method	29,157	560,595	(94.8%)		2,578,197	3,254,601	(20.8%)
Exchange differences	570,083	3,523,265	(83.8%)		10,648,800	8,586,953	24.0%
Adjustment units	(241,466)	(38,428)	528.4%		(1,015,159)	(628,448)	61.5%
Non-operating profit (loss)	(2,569,042)	1,463,924	(275.5%)		1,488,114	1,797,960	(17.2%)

Profit (loss) before tax	15,633,645	23,834,876	(34.4%)		61,495,451	63,710,208	(3.5%)
Income tax expense continuing operations	(3,499,935)	(3,860,515)	(9.3%)		(11,394,118)	(13,719,788)	(17.0%)
Profit (loss)	12,133,710	19,974,361	(39.3%)		50,101,333	49,990,420	0.2%

Profit (loss) attributable to noncontrolling interests	602,550	382,262	57.6%		990,215	415,750	138.2%
Profit (loss) attributable to owners of parent	11,531,160	19,592,099	(41.1%)		49,111,118	49,574,670	(0.9%)
Net margin	6.3%	10.9%	(460	bp)	8.0%	8.1%	(10	bp)

Basic earnings per share	15.44	26.23	(41.1%)		65.74	66.36	(0.9%)
Depreciation expense	7,406,532	7,106,816	4.2%		24,911,943	23,245,867	7.2%
Amortization expense	307,026	322,966	(4.9%)		1,105,381	1,108,762	(0.3%)
EBITDA*	25,916,244	29,800,734	(13.0%)		86,024,661	86,266,877	(0.3%)
EBITDA margin*	14.1%	16.6%	(250	bp)	14.0%	14.1%	(10	bp)

* EBITDA = Profit (loss) from operating activities + Depreciation & Amortization expenses.

5 As of January 1, 2018, the Company adopted IFRS 15 accounting standard for revenue recognition. For the Company, in practice, these new accounting criteria affects the Income Statement in two ways: lower revenue (impact of Ch$10,446 million in 4Q17 and Ch$7,621 million in 4Q18), and an equivalent reduction in the distribution costs line. Therefore, the Gross profit line decreases in the same magnitude as Revenue, but the profit from operating activities and net profit lines remain unchanged. For further details, see Note 2.1.6 to the Consolidated Financial Statements.

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4Q18 and 12M18

Reported and Adjusted Results6

(Ch$ million)	4Q18 Reported	4Q17 Reported	Chg (%)		4Q18 Adjusted	4Q17 Adjusted	Chg (%)

Revenue	183,375	179,391	2.2%		183,375	179,391	2.2%
Cost of sales	(118,587)	(120,947)	(2.0%)		(118,174)	(120,650)	(2.1%)
Gross profit	64,788	58,444	10.9%		65,201	58,741	11.0%
Gross margin	35.3%	32.6%	280	bp	35.6%	32.7%	280	bp

SG&A*	(45,551)	(40,557)	12.3%		(43,943)	(39,133)	12.3%
Other op. income, expense	(1,035)	4,484			462	1,999	(76.9%)
Profit (loss) from operating activities	18,203	22,371	(18.6%)		21,721	21,608	0.5%
Operating margin	9.9%	12.5%	(250	bp)	11.8%	12.0%	(20	bp)

Non-operating profit (loss)	(2,569)	1,464			(2,569)	1,464
Profit (loss) before tax	15,634	23,835	(34.4%)		19,152	23,071	(17.0%)
Income tax expense continuing operations	(3,500)	(3,861)	(9.3%)		(3,500)	(3,861)	(9.3%)
Profit (loss) attributable to noncontrolling interests	603	382	57.6%		603	382	57.6%
Profit (loss) attributable to owners of parent	11,531	19,592	(41.1%)		15,050	18,829	(20.1%)
Net margin	6.3%	10.9%	(460	bp)	8.2%	10.5%	(230	bp)

EBITDA**	25,916	29,801	(13.0%)		29,435	29,037	1.4%
EBITDA margin	14.1%	16.6%	(250	bp)	16.1%	16.2%	(10	bp)

(Ch$ million)	12M18 Reported	12M17 Reported	Chg %		12M18 Adjusted	12M17 Adjusted	Chg %

Revenue	614,129	613,515	0.1%		614,129	613,515	0.1%
Cost of sales	(409,543)	(412,079)	(0.6%)		(407,508)	(410,649)	(0.8%)
Gross profit	204,586	201,436	1.6%		206,621	202,867	1.9%
Gross margin	33.3%	32.8%	50	bp	33.6%	33.1%	60	bp

SG&A*	(149,127)	(144,118)	3.5%		(143,934)	(140,238)	2.6%
Other op. income, expense	4,548	4,594	(1.0%)		592	2,109	(72%)
Profit (loss) from operating activities	60,007	61,912	(3.1%)		63,279	64,738	(2.3%)
Operating margin	9.8%	10.1%	(30	bp)	10.3%	10.6%	(20	bp)

Non-operating profit (loss)	1,488	1,798	(17.2%)		1,488	1,798	(17.2%)
Profit (loss) before tax	61,495	63,710	(3.5%)		64,767	66,536	(2.7%)
Income tax expense continuing operations	(11,394)	(13,720)	(17.0%)		(11,394)	(13,720)	(17.0%)
Profit (loss) attributable to noncontrolling interests	990	416	138.2%		990	416	138.2%
Profit (loss) attributable to owners of parent	49,111	49,575	(0.9%)		52,383	52,400	(0.0%)
Net margin	8.0%	8.1%	(10	bp)	8.5%	8.5%	0	bp
EBITDA**	86,025	86,267	(0.3%)		89,297	89,092	0.2%
EBITDA margin	14.0%	14.1%	(10	bp)	14.5%	14.5%	0	bp

*   SG&A = Distribution costs + Administration expense.

**  EBITDA= Profit from operating activities + Depreciation + Amortization.

6 Adjusted results are presented with the purpose of facilitating comparison, excluding restructuring costs and such expenses that are considered non-recurring items (NRI).

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Statement of Financial Position*

(Ch$ thousand)	Dec. 31, 2018	Dec. 31, 2017	Chg (%)

Assets
Cash and cash equivalents	37,486,337	31,162,346	20.3%
Inventories	277,389,786	237,584,197	16.8%
Trade and other current receivables	193,256,718	198,802,120	(2.8%)
Current biological assets	20,782,597	18,949,252	9.7%
Other current assets	38,930,431	45,409,473	(14.3%)
Current assets	567,845,869	531,907,388	6.8%

Property, plant and equipment	391,263,749	381,736,948	2.5%
Inv. accounted for using equity method	21,262,939	21,819,709	(2.6%)
Other non current assets	165,795,550	121,362,542	36.6%
Noncurrent assets	578,322,238	524,919,199	10.2%

Assets	1,146,168,107	1,056,826,587	8.5%

Liabilities
Other current financial liabilities	129,222,021	140,452,483	(8.0%)
Other current liabilities	184,045,658	180,239,657	2.1%
Current liabilities	313,267,679	320,692,140	(2.3%)

Other noncurrent financial liabilities	191,209,617	127,810,125	49.6%
Other noncurrent liabilities	69,537,567	57,091,086	21.8%
Noncurrent liabilities	260,747,184	184,901,211	41.0%

Liabilities	574,014,863	505,593,351	13.5%

Equity
Issued capital	84,178,790	84,178,790	0.0%
Retained earnings	481,812,864	455,924,169	5.7%
Other reserves	2,330,314	8,263,848	(71.8%)
Equity attributable to owners of parent	568,321,968	548,366,807	3.6%
Non-controlling interests	3,831,276	2,866,429	33.7%
Equity	572,153,244	551,233,236	3.8%
Equity and liabilities	1,146,168,107	1,056,826,587	8.5%

*In order to facilitate analysis, some accounts have been grouped.

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